UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934*

PLUG POWER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

Gregory J. Golden

Baker Botts L.L.P.

P.O. Box 131008

Abu Dhabi, United Arab Emirates

+971 2 813 0210

Svetlana Yu Chuchaeva

JSC “INTER RAO UES”

12, Krasnopresnenskaya Nab., Entrance 7

Moscow, 123610, Russian Federation

+7 (495) 967 0527, ext. 2081

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) OJSC “THIRD GENERATION COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 4,462,693

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,462,693

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,462,693

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.8%

14	Type of Reporting Person CO

CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) JSC “INTER RAO UES”

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 4,462,693

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,462,693

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,462,693

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.8%

14	Type of Reporting Person HC

CUSIP No. 72919P103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Statement of

OJSC “Third Generation Company of the Wholesale Electricity Market”

and

JSC “INTER RAO UES”

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

Plug Power Inc.

Explanatory Note:  This Amendment No. 5 (this “Amended Statement”) amends and supplements the Statement on Schedule 13D of OJSC “Third Generation Company of the Wholesale Electricity Market” (“OGK-3”) and JSC “INTER RAO UES” (“INTER RAO UES” and collectively with OGK-3, the “Reporting Persons”) regarding the common stock, par value $0.01 per share (the “Common Stock”), of Plug Power Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 968 Albany-Shaker Road, Latham, New York 12110. Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Amended Statement is jointly filed by OGK-3 and INTER RAO UES.  The Statement on Schedule 13D of the Reporting Persons, as amended by this Amended Statement, is referred to herein as the “Statement.”

The ownership percentages contained in this Statement and in the cover pages hereto are based upon information contained in the Issuer’s most recently available filings with the U.S. Securities and Exchange Commission that, as of May 9, 2012, 37,855,742 shares of Common Stock were outstanding.

Item 2.  Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

OGK-3 is an open joint stock company organized under the laws of the Russian Federation.  INTER RAO UES directly owns 38.93% of OGK-3 and indirectly (through JSC “INTER RAO Capital”) owns 33.65% of OGK-3, for an aggregate ownership interest of 72.58%.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Exhibit A hereto and is incorporated by reference herein.

During the past five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the Listed Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

On June 8, 2012, the board of directors of OGK-3 approved the sale of all of the Common Stock owned by OGK-3 to JSC “INTER RAO Capital” (“INTER RAO Capital”), a closed joint stock company organized under the laws of the Russian Federation and a wholly-owned subsidiary of INTER RAO UES.  It is the intention of the board of directors of OGK-3 that following the sale of the Common Stock to INTER RAO Capital, OGK-3 will no longer own any shares of Common Stock.  As of the date hereof, no share purchase agreement or other definitive documentation with respect to the sale of the Common Stock has been executed by OGK-3 and INTER RAO Capital and the terms of such sale have not been finalized.  Accordingly, as of the date hereof, OGK-3 continues to own the Common Stock as set forth in this Statement, and as of the date hereof, INTER RAO Capital does not have Section 13(d) beneficial ownership over any of the Common Stock.  INTER RAO UES and OGK-3 have notified the Issuer of this contemplated transaction.  As the contemplated transfer is an intercompany transaction for INTER RAO UES as the parent of both INTER RAO Capital and OGK-3, it is not contemplated that the transaction will have any material effect on the Issuer.

In 2011, OGK-3 entered into a management agreement with Limited Liability Company INTER RAO - Electrical Generation Management, a wholly-owned subsidiary of INTER RAO UES, whereby OGK-3 has agreed to transfer certain management rights and responsibilities to Limited Liability Company INTER RAO - Electrical Generation Management.

The Reporting Persons will review their investment in the Issuer from time to time and may determine (subject to the terms of the Standstill and Support Agreement dated as of May 6, 2011, the Shareholder Rights Agreement dated as of June 23, 2009, as amended, and applicable law) to take any of the actions required to be described in Item 4 of Schedule 13D.  However, except as set forth in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

The information included in Item 4 of this Statement is hereby incorporated by reference into this Item 5, and Item 5 of the Statement is hereby amended and restated as follows.

(a) - (b)

As of the date hereof, OGK-3 is the beneficial owner of 4,462,693 shares of Common Stock, or approximately 11.8% of the Issuer’s outstanding Common Stock. INTER RAO UES directly and indirectly owns 72.58% of OGK-3 and by virtue of its ownership interest in OGK-3, could, pursuant to Section 13(d) of the Act and the rules of the Securities and Exchange Commission adopted thereunder, be deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, Issuer’s Common Stock. Accordingly, pursuant to such rules, INTER RAO UES could be deemed to be the beneficial owner of such Common Stock. Pursuant to Rule 13d-4 of the Act, the filing of this Statement shall not be construed as an admission that INTER RAO UES is for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares of Common Stock. INTER RAO UES has expressly disclaimed, for all purposes, beneficial ownership of all indirectly owned securities reported on this Statement. This Statement shall not be deemed an admission that INTER RAO UES is the beneficial owner of such securities for any purpose.

(c)	None.

(d)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(e)	Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 2 through 5 are incorporated by reference into this Item 6, and Item 6 is hereby amended and supplemented as follows.

As previously disclosed by the Issuer, pursuant to the Standstill and Support Agreement dated as of May 6, 2011 among the Issuer and the Reporting Persons, two individuals affiliated with INTER RAO UES, Evgeny Rasskazov and Evgeny Miroshnichenko, have been appointed to the board of directors of the Issuer.

Except as described in this Statement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Listed Persons has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.            Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Statement.

Exhibit A	Officers and Directors of Certain Persons Named in Item 2

Exhibit B	Agreement Relating to Joint Filing of Schedule 13D/A dated July 24, 2012

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 24, 2012

LLC “INTER RAO — Electrical Generation Management,” acting as a management organization of OJSC “THIRD GENERATION COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

	By:	/s/ Gennadiy F. Binko

	Name:	Gennadiy F. Binko

Title: General Director of LLC “INTER RAO — Electrical Generation Management”

JSC “INTER RAO UES”

	By:	/s/ Ilnar I. Mirsiyapov

	Name:	Ilnar I. Mirsiyapov

	Title:	Member of the Management Board

EXHIBIT A

OFFICERS AND DIRECTORS OF OGK-3

Board of Directors

Name	Present Principal Occupation	Citizenship
Boris Kovalchuk	Chairman of the Board of Directors of OGK-3. Chairman of the Management Board of INTER RAO UES. Member of the Board of Directors of INTER RAO UES.	Russian Federation
Ilnar Mirsiyapov	Member of the Management Board of INTER RAO UES. Head of the Strategy and Investment Unit of INTER RAO UES.	Russian Federation
Anton Badenkov	Advisor to the Chairman of the Management Board of INTER RAO UES.	Russian Federation
Alexander Boris	Member of the Management Board of INTER RAO UES.	Russian Federation
Alexander Abramkov	Director for Audit and Compliance Control - Head of the Audit, Compliance Control and Risk Management Unit of INTER RAO UES.	Russian Federation
Mikhail Konstantinov	Director for Corporate Governance, Unit for Corporate and Property Relations of INTER RAO UES.	Russian Federation
Dmitry Makarov	Director for Legal Affairs of INTER RAO - Management of Electric Power Plants, LLC
Alexander Matveev	Head of Technical Policy Department, Unit of Production of INTER RAO UES.	Russian Federation
Igor Opalin	Deputy General Director of “INTER RAO Engineering” LLC	Russian Federation
Alexander Rengevich	Director for Economic Security — Head of Economic Security Department of INTER RAO UES.	Russian Federation
Svetlana Shpakova	Head of Economic Planning Department of Affiliates and Subsiduaries	Russian Federation

OFFICERS AND DIRECTORS OF INTER RAO UES

Management Board

Name	Present Principal Occupation	Citizenship
Boris Kovalchuk	Chairman of the Management Board of INTER RAO UES.	Russian Federation
Vyatcheslav Artamonov	Deputy Chairman of the Management Board.	Russian Federation
Yury Sharov	Deputy Chairman of the Management Board, Head of Engineering and Innovation Unit of INTER RAO UES.	Russian Federation
Alexander Boris	Member of the Management Board of INTER RAO UES.	Russian Federation
Ilnar Mirsiyapov	Member of the Management Board, Head of Strategy and Investment Unit of INTER RAO UES.	Russian Federation
Pavel Okley	Member of the Management Board, Head of Operations Unit of INTER RAO UES.	Russian Federation
Dmitry Palunin	Member of the Management Board, Chief Financial Officer of INTER RAO UES.	Russian Federation
Alexander Pakhomov	Member of the Management Board, Head of the Legal Affairs Unit of INTER RAO UES.	Russian Federation
Sergey Rumiantsev	Member of the Management Board, Director for Economy of INTER RAO UES.	Russian Federation
Karina Tsurcan	Member of the Management Board, Head of the Trading Unit of JSC INTER RAO UES	Russian Federation

Board of Directors

Name	Present Principal Occupation	Citizenship
Vladimir Strzhalkovsky	General Director, Chairman of the Management Board of OJSC “MMC NORILSK NICKEL.”	Russian Federation
Denis Fedorov	Head of the Directorate for Power Sector Development and Marketing in Power Generation, Gazprom OJSC, General Director of OJSC Tsentrenergoholding, General Director of Gazprom energoholding LLC.	Russian Federation
Vladimir Dmitriev	Chairman of State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank).”	Russian Federation
Ferdinando “Nani” Beccalli-Falco	President and CEO of GE Europe & North Asia and CEO of GE Germany	Italy
Boris Kovalchuk	Chairman of the Management Board of INTER RAO UES.	Russian Federation
Vyacheslav Kravchenko	Chairman of the Management Board of NP “Market Council.”	Russian Federation
Grigory Kurtser	President of Public Joint Stock Company “Russian regional development bank” (PJSC “RRDB”).	Russian Federation
Alexander Lokshin	Deputy Director General and Director of the Nuclear Power Complex Directorate of State Atomic Energy Corporation “Rosatom.”	Russian Federation
Oleg Budargin	Chairman of the Management Board of “Federal Grid Company of Unified Energy System”, JSC.	Russian Federation

2

Kirill Seleznyov	Member of the Management Committee, Head of the Gas and Liquid Hydrocarbons Marketing and Processing Department of JSC “GAZPROM.”	Russian Federation
Dmitry Shugaev	Deputy Director General of State Corporation for Assistance to Development, Production and Export of Advanced Technology Industrial Product “Rostekhnologii.”	Russian Federation

3

EXHIBIT B

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D/A

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment No. 5 to the Statement on Schedule 13D originally filed on March 27, 2009 with respect to the securities of Plug Power Inc.  This Agreement Relating to Joint Filing of Schedule 13D/A shall be filed as an Exhibit to such Statement.

Date: July 24, 2012

LLC “INTER RAO — Electrical Generation Management”, acting as a management organization of OJSC “THIRD GENERATION COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

	By:	/s/ Gennagiy F. Binko

	Name:	Gennagiy F. Binko

Title: General Director of LLC “INTER RAO — Electrical Generation Management”

JSC “INTER RAO UES”

	By:	/s/ Ilnar I. Mirsiyapov

	Name:	Ilnar I. Mirsiyapov

	Title:	Member of the Management Board